Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Energous Corporation on Amendment #1 to Form 1-A (file no. 024-12518) of our report dated March 28, 2024 with respect to our audits of the financial statements of Energous Corporation as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report appears in the Offering Statement, which is part of this Form 1-A. We were dismissed as auditors on April 11, 2024, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Offering Statement for the periods filed after the date of April 11, 2024. We also consent to the reference to our Firm under the heading “Experts” in such Offering Statement.

/s/ Marcum llp

Marcum llp

San Jose, CA

November 15, 2024